Filed Pursuant to Rule 424(b)(3)

Registration No. 333-166849

ROGERS INTERNATIONAL RAW MATERIALS FUND, LP

SUPPLEMENT DATED December 19, 2011

TO

PROSPECTUS

DATED JUNE 22, 2011

This Supplement updates certain information contained in the Rogers International Raw Materials Fund, LP’s Prospectus dated June 22, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Rogers International Raw Materials Fund, LP. (the “Fund”).

MF Global Exposure; Losses Taken as a Result of MF Global Exposure

MF Global Exposure

On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act. The Fund held assets in customer segregated accounts on deposit as required to support futures positions at MF Global as of October 31, 2011, although the majority of the Fund’s assets were then, and are now, held in bank custody accounts.

Losses Taken as a Result of MF Global Exposure

On November 21, 2011 the liquidation Trustee for MF Global made a statement that the apparent shortfall in MF Global segregated funds could be as much as $1.2 billion. In light of the foregoing, and after consultation with professional advisors, the Managing Member made the decision to account for the Fund’s estimated exposure to such shortfall by taking a loss, in accordance with generally accepted accounting principals (GAAP), of 2.78% of the Fund, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate or that missing segregated funds will not be located reducing the estimated shortfall. If the Trustee’s estimated shortfall proves to understate the actual shortfall, all current Investors in the Fund will bear the additional loss, and if the Trustee’s estimate overstates any actual shortfall, all current Investors in the Fund will benefit from the reversal of the loss taken by the Fund.

As of the date of this Supplement, the Managing Member does not believe that the situation at MF Global will have any further material impact upon the operations of the Fund. Similarly, the Managing Member does not believe that the situation at MF Global will have any material impact upon the Fund’s ability to satisfy redemption requests at net asset value in accordance with GAAP or provide accurate Fund valuations to participants. Participants are cautioned however that there can be no assurances that the Fund will have immediate access to any of the assets for which a loss was not taken (approximately 5.00% of the Fund) that are encumbered in the MF Global liquidation and subject to a claims recovery process to be administered by the liquidation Trustee, or as to the actual final value of those assets pending final resolution of the MF Global liquidation. As such, redemptions will have a holdback of redemption proceeds commensurate with the percentage of Fund assets so encumbered pending completion of the MF Global liquidation or the Fund has otherwise received the full amount of its claims.

The Clearing Broker

The Fund has replaced MF Global as the Fund’s clearing broker and has selected ADM Investors Services (“ADMIS”) as its clearing broker. Price Futures Group continues to act as the Fund’s introducing broker. ADM is a wholly-owned subsidiary of the Archer Daniels Midland Company (NYSE:ADM), a Fortune 500 company with 30,000 employees around the globe. It is a registered futures commission merchant and is a member of the National Futures Association. Its main office is located at 141 W. Jackson Blvd., Suite 1600A, Chicago, IL 60604.

In the normal course of its business, ADMIS is involved in various legal actions incidental to its commodities business. None of these actions are expected either individually or in aggregate to have a material adverse impact on ADMIS. Neither ADMIS nor any of its principals have been the subject of any material administrative, civil or criminal actions within the past five years, except the CFTC Order entered on March 26, 2009. In this order, the CFTC finds that during 2002 to 2004, ADMIS lacked adequate procedures concerning post execution allocation of bunched orders and that it allowed an account manager to carry out post-execution allocations from one or more days after the day the trades were executed and that it failed to maintain certain records to identify orders subject to post execution allocation. The order imposes a remedial sanction of $200,000 and requires ADMIS to implement enhanced procedures for post execution allocation of trades.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Beeland Management Company, LLC

Managing Member

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